Exhibit 99.1

DRAGONWAVE INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

TUESDAY, JUNE 12, 2012

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual general meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Tuesday, June 12, 2012. Each of the matters set out below are described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular of the Corporation dated May 11, 2012. According to the scrutineer’s report, shareholders were present at the Meeting, in person or by proxy, representing 25,158,882 common shares or 69.89% of the 35,997,009 shares outstanding on the May 11, 2012 record date for the Meeting.

1. Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to the proxies received and vote by show of hands, all of management’s nominees were elected as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The proxies submitted for the Meeting on this matter were as follows:

	Votes For		Votes Withheld
Name of Nominee	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Gerry Spencer	5,700,791	81.24%	1,316,693	18.76%
Peter Allen	6,877,027	98.00%	140,457	2.00%
Cesar Cesaratto	6,851,942	97.64%	165,542	2.36%
Jean-Paul Cossart	6,880,337	98.05%	137,147	1.95%
Russell Frederick	6,839,790	97.47%	177,694	2.53%
Claude Haw	5,698,556	81.21%	1,318,928	18.79%
Thomas Manley	5,702,496	81.26%	1,314,988	18.74%

2.  Appointment of Auditors

At the Meeting, shareholders were asked to approve the appointment of Ernst & Young LLP, as auditors of the Corporation until the close of the next annual meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the board of directors. According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Withheld
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
24,318,747	99.18%	200,098	0.82%